September 16, 2011

By Electronic Submission
Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	World Surveillance Group Inc.
Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2010
Filed August 22, 2011
And Documents Incorporated by Reference
Form 10-Q for the Fiscal Quarter Ended June 30, 2011
Filed August 15, 2011
File No. 001-32509

Mr. Spirgel:

This letter reflects our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated September 8, 2011 to Mr. Glenn D. Estrella, our President and Chief Executive Officer (the “Comment Letter”).  The Comment Letter relates to our Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2010 which was filed with the Commission by the Company on August 22, 2011 (the “Form 10-K”) and the Form 10-Q for the fiscal quarter ended June 30, 2011 which was filed with the Commission by the Company on August 15, 2011.

Please note that the Company’s Form 10-Q has also been modified in the Amendment No. 2 to reflect the Company’s responses to the comments of the Staff on our Amendment No. 1 to Form S-1 filed on September 1, 2011 where relevant and appropriate.

The responses and supplementary information set forth below have been organized in the same manner in which the Staff’s comments were organized.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2010

Partners, page 9

State Road 405, Building M6-306A, Room 1400
Kennedy Space Center, FL 32815

COMMENT 1:  We note your response to comment one from our letter dated July 28, 2011. Please provide additional analysis to support your conclusion that the L-3 Communications contract is not material to the company. We note that L-3 Communications is anticipated to serve as the “systems integrator and operator” for your Argus One UAV and that you will use its ground stations for flight tests and demonstrations. We also note your statement on page 15 that you only have four employees and you therefore rely “heavily” on your outside partners and contractors. Alternatively, please file the agreement as an exhibit to your amended 10-Q for the Fiscal Quarter Ended June 30, 2011.

RESPONSE 1:  The Company’s Memorandum of Understanding with Command & Control System and Software (C2S2), a division of L-3 Services, Inc., expired by its terms on August 16, 2011.  The Company and C2S2 are currently in discussions with L-3 about a new agreement to reflect the new responsibilities of the parties and the Company will evaluate its materiality if and when such agreement is reached.  If any such new agreement is deemed by the Company to be material, it will file the agreement with its future filings.

Consolidated Financial Statements

Note 3

SkySat Sale, page 51

COMMENT 2:  We note your response to comment nine from our letter dated July 28, 2011 and that costs associated with the development of SkySat were reclassified in 2010 from inventory to research and development expense. Because the development of SkySat was incomplete at the time of the transaction with GTC and the consideration received from GTC was restricted in use to the further development and completion of SkySat, it appears that the $250,000 should have been allocated to deferred revenue and the cash received classified as restricted. Please revise your financial statements and disclosure as appropriate or advise us.

RESPONSE 2: Please see the revised disclosure on page 51 of the Company’s Amendment No. 2 to Form 10-K and pages 4 and 6 of the Company’s Amendment No. 2 to Form 10-Q for the fiscal quarter ended June 30, 2011. The revised disclosure in the Company’s annual financial statements in its Form 10-K reflects the fact that the Company received the $250,000 purchase price and used the entire amount to continue the development of the SkySat airship by the end of fiscal 2010.  As the money was both received and used by the end of 2010 in accordance with the terms of the agreement between GTC and the Company, the Company does not believe that it is required to allocate the $250,000 as deferred revenues or classify any amounts as restricted cash in the 2010 annual financial statements.  The revised disclosure in the Company’s financial statements for the six months ended June 30, 2010 in its Form 10-Q reflects the fact that $100,000 of the $250,000 purchase price had not yet been received or earned pursuant to the terms of the contract and is thus reflected as deferred revenue for such six month period.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Condensed Consolidated Balance Sheets, page 3

COMMENT 3:  We note that your property and equipment balance increased from $0 at December 31, 2010 to $2,601,105 at June 30, 2011. In light of the significance of this asset, please provide detailed supporting footnote disclosure. This disclosure should describe the nature and amounts of the items included within this line-item. You should also provide accounting policy disclosure to describe, in detail, your depreciation and impairment policies relating to your property and equipment.

RESPONSE 3: Please see the revised disclosure on page 12 of the Company’s Amendment No. 2 to Form 10-Q for the fiscal quarter ended June 30, 2011 to reflect the detailed supporting footnote disclosure.  Please see the revised disclosure on page 10 of the Company’s Amendment No. 2 to Form 10-Q for the fiscal quarter ended June 30, 2011 to reflect our accounting policy regarding “Property and Equipment” and the modification to our accounting policy on “Other Long-Lived Assets.”

Condensed Consolidated Statements of Operations, page 4

COMMENT 4:  We note your presentation of stock based compensation and stock and options issued for services as single line items within your consolidated statements of operations. We believe that it is preferable to classify these expenses within the income statement line item to which they relate. If you choose to continue to show these amounts as a separate line item, please revise the face of your statements of operations to parenthetically note the amounts of the equity-related charges being excluded from the appropriate line items to provide transparency.

RESPONSE 4: Please see the revised disclosure on page 4 of the Company’s Amendment No. 2 to Form 10-Q for the fiscal quarter ended June 30, 2011 to reflect a combined line item for “Compensation.”

Note 3. Acquisitions, page 11

COMMENT 5:  We note that $2,611,732 of the purchase price paid for GTC was allocated to property and equipment, and that GTC’s property and equipment balance at March 31, 2011 represented their interest in the SkySat airship. Because the airship is still in its development phase and related costs are being expensed by the company as research and development, it appears the value attributed to the reacquisition of this interest should also be expensed to research and development. Please revise your financial statements and disclosure accordingly or advise us.

RESPONSE 5: Please see the revised disclosure on page 12 of the Company’s Amendment No. 2 to Form 10-Q for the fiscal quarter ended June 30, 2011 to reflect the re-allocation of the $250,000 related to the SkySat airship and related prepaid engineering costs among the remaining acquired assets in our purchase price allocation.

Management’s Discussion and Analysis, page 19

COMMENT 6:  We note your disclosure on page 11 that your agreement with Growth Enterprise Fund, S.A. contains an earn-out equal to five percent of the gross revenues related to the construction by GTC of certain potential satellite ground stations. Please indicate whether you are obligated to make these payments indefinitely. In addition, describe these payments in your management’s discussion and analysis and address their impact on your liquidity and capital resources.

RESPONSE 6:  Please see the revised disclosure on page 23 of the Company’s Amendment No. 2 to Form 10-Q for the fiscal quarter ended June 30, 2011 to reflect the duration of the earn-out payments and their impact on the Company’s liquidity and capital resources.

Liquidity and Capital Resources, page 22

COMMENT 7:  Please expand your disclosure to indicate the time period during which your funding commitment letter is valid and include management’s assessment of the likelihood that you will satisfy the conditions contained therein.

RESPONSE 7: Please see the revised disclosure on pages 8, 23 and 27 of the Company’s Amendment No. 2 to Form 10-Q for the fiscal quarter ended June 30, 2011 to reflect that our commitment letter has expired.

COMMENT 8:  We note your disclosure on page 23 that you will need additional cash to support your ongoing operations until your operations provide sufficient cash flow to cover expenditures. Please revise your disclosure to quantify the amount of cash necessary to support your ongoing operations. In addition, address when you anticipate that you will be able to generate revenues from customers through the sale of your Argus One airship and GTC products.

RESPONSE 8: Please see the revised disclosure on pages 8 and 23 of the Company’s Amendment No. 2 to Form 10-Q for the fiscal quarter ended June 30, 2011.

“If we fail to protect our intellectual property rights, we could lose our ability to compete in the marketplace,” page 32

COMMENT 9:  We note your response to comment two from our letter dated July 28, 2011 as well as your disclosure that your intellectual property and proprietary rights are “one of the keys” to your performance and the success of your business. Please address whether you intend to seek additional patent protection for the Argus One UAV when your provisional patent expires in February 2012.

RESPONSE 9: Please see the revised disclosure on page 32 of the Company’s Amendment No. 2 to Form 10-Q for the fiscal quarter ended June 30, 2011 to reflect our intention to expand our patent protection.

“We rely exclusively on our technical partner, Eastcor Engineering, for the development and commercialization of our products,” page 28

COMMENT 10: Please expand this risk factor to address the risk that you do not have an agreement governing your relationship with Eastcor Engineering.

RESPONSE 10: Please see the revised disclosure on page 28 of the Company’s Amendment No. 2 to Form 10-Q for the fiscal quarter ended June 30, 2011 to reflect the risk of not having an agreement with Eastcor.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

**********************

Please do not hesitate to contact the undersigned at 321-452-3545 if you have any questions or comments with regard to these responses, need further supplemental information or would like to discuss any of the information covered in this letter.  Thank you.

Very truly yours,

/s/ Barbara M. Johnson

Barbara M. Johnson
Vice President, General Counsel and
Secretary

Cc: Stephen M. Fleming, Esq.